Filed by Validus Holdings, Ltd. pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange of 1934, as amended

Subject Company: IPC Holdings, Ltd.
(Commission File No.: 000-27662)

Validus Holdings, Ltd. Bermuda Commercial Bank Building 19 Par-la-Ville Road Hamilton, HM 11 Bermuda
Mailing Address: Suite 1790 48 Par-la-Ville Road Hamilton, HM 11 Bermuda
Telephone: (441) 278-9000 Facsimile: (441) 278-9090 Website: www.validusre.bm

May 19, 2009

VALIDUS’ SUPERIOR OFFER JUST GOT BETTER

PRESERVE YOUR RIGHT TO RECEIVE VALIDUS’ INCREASED OFFER — VOTE
“AGAINST” THE PROPOSED MAX AMALGAMATION ON THE GOLD PROXY CARD TODAY

Dear IPC Shareholder,

As you may know, Validus Holdings, Ltd. (“Validus”) has increased its offer for IPC Holdings, Ltd. (“IPC”) to provide even greater value to IPC shareholders. You will now receive $3.00 in cash and 1.1234 Validus voting common shares for each IPC common share that you hold. The increased offer provides IPC shareholders with total consideration of $30.14 per IPC share based on Validus’ closing price on Friday, May 15, 2009, a 13.2% premium to IPC’s closing price that day and a 21.9% premium based on IPC’s and Validus’ closing prices on March 30, 2009, the last trading day before the announcement of Validus’ initial offer. Under Validus’ initial offer, IPC shareholders would have received 1.2037 Validus voting common shares, and no cash, for each IPC common share. In addition, you will have the continued opportunity to benefit from being part of a leading Bermuda carrier in the short-tail reinsurance and insurance market with a global underwriting platform.

IPC shareholders should look at the facts and compare Validus’ increased offer with the proposed Max amalgamation.

THE VALIDUS OFFER IS CLEARLY SUPERIOR

	INCREASED VALIDUS OFFER	PROPOSED MAX AMALGAMATION
IPC Shareholders Receive	13.2% PREMIUM[1]	NO CONSIDERATION
Cash Component to Consideration	YES	NO
A Strong Balance Sheet with Minimal Exposure to Risky Asset Classes	YES	NO
Profitable Diversification into Attractive Business Lines	YES	NO
Proven Management Team Experienced in IPC’s Core Business Lines	YES	NO

[1]	Based on closing prices on May 15, 2009 for Validus of $24.16 per share and for IPC of $26.63 per share.

Despite the IPC Board of Directors repeated attempts to deny you the opportunity to receive the greater value provided by the Validus offer, we hope that it will do the right thing and support our increased offer. Nevertheless, the future of your investment is in your hands. We urge you to vote AGAINST the proposed Max amalgamation in order to preserve your right to receive Validus’ superior offer.

DON’T BE FOOLED BY IPC — VALIDUS CAN PROMPTLY CLOSE A TRANSACTION
IF YOU VOTE DOWN THE PROPOSED MAX AMALGAMATION

•	IPC has implied that Validus cannot close its acquisition of IPC prior to September 2009. WRONG. Validus has provided IPC shareholders with a clear path to timely completion by initiating two alternative means to acquire IPC without the cooperation of IPC’s Board. These alternatives can be available to IPC shareholders promptly following their rejection of the Max amalgamation and its termination. Validus has commenced an Exchange Offer that could close as early as June 26 if its conditions are satisfied, and has filed with the Supreme Court of Bermuda to pursue a Scheme of Arrangement that could close as early as mid-July.

•	IPC has stated that its bye-law restricting registration of transfer of share ownership of 10% or more would prevent Validus from completing its Exchange Offer. WRONG. The completion of the Exchange Offer is possible notwithstanding IPC’s bye-law as no registration of transfer will be necessary.

•	IPC has stated that the Validus offer is subject to a rating agency condition. WRONG. Despite repeated statements by IPC to the contrary, Validus’ offer is not conditioned on the receipt of a specified rating by the rating agencies.

IPC SHAREHOLDERS GET A BETTER DEAL WITH VALIDUS —
AND HAVE A CLEAR WAY TO OBTAIN IT

Even without the support of IPC’s Board, Validus has a clear plan to a timely closing of its acquisition of IPC through its Exchange Offer and Scheme of Arrangement. But IPC shareholders must first vote “AGAINST” the proposed Max amalgamation to receive the superior economics and value of the Validus offer.

REJECT THE MAX AMALGAMATION: VOTE YOUR GOLD PROXY CARD TODAY

If your IPC shares are held in your own name, please vote “AGAINST” Proposal #8, which is seeking your approval for the issuance of IPC shares in connection with the proposed Max amalgamation by signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope we have provided. This preserves your right to receive the benefits of the Validus offer. If you hold your IPC shares in “street name” with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares and only after receiving your specific instructions. IT IS CRITICAL THAT YOU PROMPTLY GIVE INSTRUCTIONS TO YOUR BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE TO ENSURE THAT A GOLD PROXY CARD IS SUBMITTED ON YOUR BEHALF. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by Internet or telephone, instructions are included with the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, care of Georgeson Inc., at 199 Water Street, 26th Floor, New York, New York 10038, or by facsimile at (212) 440-9009, or by email at validusIPC@georgeson.com so that we may be aware of all instructions given and are in a position to ensure that your instructions are followed.

We urge you not to return any white proxy card you may receive from IPC or otherwise authorize a proxy to vote your shares for the proposed Max amalgamation. If you have already returned a white proxy card to IPC or otherwise authorized a proxy to vote your shares for the proposed Max amalgamation, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided. Remember, only your latest dated proxy will be counted.

IPC shareholders of record as of April 28, 2009 are entitled to vote at the annual meeting. If you were an IPC holder on such date, you can still vote even if you have since sold your shares.

We have included in an Annex certain additional information in connection with Validus’ solicitation in opposition to the proposed Max amalgamation, including pro forma financial information relating to the acquisition of IPC by Validus which has been updated to reflect both Validus’ increased offer for IPC and the quarterly financial information for Validus and IPC for the three months ended March 31, 2009.

Georgeson Inc. is assisting Validus with its efforts to solicit proxies. If you have any questions about voting your IPC shares, please call Georgeson Inc. toll-free at (888) 274-5119 (banks and brokerage firms should call (212) 440-9800), or email validusIPC@georgeson.com.

Your vote is extremely important, regardless of how many or how few shares you own. To ensure your vote is counted, submit your vote on the GOLD proxy card so we receive it on or before June 12, 2009, the date of IPC’s annual meeting.

We thank you for your consideration and support.

Sincerely,

Edward J. Noonan
Chairman and Chief Executive Officer
Validus Holdings, Ltd.

Cautionary Note Regarding Forward-Looking Statements

This letter may include forward-looking statements, both with respect to us and our industry, that reflect our current views with respect to future events and financial performance. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “will,” “may” and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties, many of which are beyond our control. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements. We believe that these factors include, but are not limited to, the following: 1) uncertainty as to whether Validus will be able to enter into and to consummate the proposed acquisition on the terms set forth in the improved Validus amalgamation offer; 2) uncertainty as to the actual premium that will be realized by IPC shareholders in connection with the proposed acquisition; 3) uncertainty as to the long-term value of Validus common shares; 4) unpredictability and severity of catastrophic events; 5) rating agency actions; 6) adequacy of Validus’ or IPC’s risk management and loss limitation methods; 7) cyclicality of demand and pricing in the insurance and reinsurance markets; 8) Validus’ limited operating history; 9) Validus’ ability to implement its business strategy during “soft” as well as “hard” markets; 10) adequacy of Validus’ or IPC’s loss reserves; 11) continued availability of capital and financing; 12) retention of key personnel; 13) competition; 14) potential loss of business from one or more major insurance or reinsurance brokers; 15) Validus’ or IPC’s ability to implement, successfully and on a timely basis, complex infrastructure, distribution capabilities, systems, procedures and internal controls, and to develop accurate actuarial data to support the business and regulatory and reporting requirements; 16) general economic and market conditions (including inflation, volatility in the credit and capital markets, interest rates and foreign currency exchange rates); 17) the integration of Talbot or other businesses we may acquire or new business ventures we may start; 18) the effect on Validus’ or IPC’s investment portfolios of changing financial market conditions including inflation, interest rates, liquidity and other factors; 19) acts of terrorism or outbreak of war; 20) availability of reinsurance and retrocessional coverage; 21) failure to realize the anticipated benefits of the proposed acquisition, including as a result of failure or delay in integrating the businesses of Validus and IPC; and 22) the outcome of litigation arising from the Validus Offer for IPC, as well as management’s response to any of the aforementioned factors.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in our most recent reports on Form 10-K and Form 10-Q and the risk factors included in IPC’s most recent reports on Form 10-K and Form 10-Q and other documents of Validus and IPC on file with the Securities and Exchange Commission (“SEC”). Any forward-looking statements made in this letter are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Validus will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Additional Information about the Proposed Acquisition and Where to Find It:

This letter relates to the Exchange Offer by Validus to exchange each issued and outstanding common share of IPC for 1.1234 voting common shares of Validus and $3.00 in cash. This letter is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, IPC common shares, nor is it a substitute for the Tender Offer Statement on Schedule TO or the preliminary prospectus/offer to exchange included in the Registration Statement on Form S-4 (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”) that Validus has filed or may file with the SEC. The Registration Statement has not yet become effective. The Exchange Offer will be made only through the Exchange Offer Documents.

This letter is not a substitute for the proxy statements that Validus has filed or may file with the SEC or any other documents which Validus may send to its or IPC’s shareholders in connection with the proposed acquisition, including the definitive proxy statement seeking proxies to oppose the issuance of IPC shares in connection with the amalgamation agreement between IPC and Max (the “Opposition Proxy Statement”) sent by Validus to IPC shareholders. Validus has also filed a preliminary proxy statement with the SEC seeking proxies to approve the issuance of Validus voting common shares in connection with the proposed transaction between IPC and Validus (the “Validus Share Issuance Proxy Statement”). In addition, Validus has filed preliminary proxy statements with the SEC in connection with the Scheme of Arrangement (the “Scheme of Arrangement Proxy Statements”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS, THE OPPOSITION PROXY STATEMENT, THE VALIDUS SHARE ISSUANCE PROXY STATEMENT, THE SCHEME OF ARRANGEMENT PROXY STATEMENTS AND ANY OTHER PROXY STATEMENTS OR RELEVANT DOCUMENTS THAT VALIDUS HAS FILED OR MAY FILE WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION. All such documents, when filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Validus through Jon Levenson, Senior Vice President, at +1-441-278-9000.

Participants in the Solicitation:

Validus and certain of its executive officers are deemed to be participants in any solicitation of shareholders in connection with the proposed acquisition. Information about Validus’ executive officers is available in Validus’ proxy statement, dated March 25, 2009 for its 2009 annual general meeting of shareholders.

Annex

Additional Information

The additional information set forth below amends and supplements the definitive proxy statement of Validus Holdings, Ltd. (“Validus”) filed with the Securities and Exchange Commission (the “SEC”) on May 8, 2009 (the “proxy statement”), in connection with the solicitation of proxies in opposition to the issuance of IPC Shares under the Proposed Max Amalgamation contemplated by the Agreement and Plan of Amalgamation, dated as of March 1, 2009, as amended on March 5, 2009, among IPC Holdings, Ltd. (“IPC”), Max Capital Group Ltd. (“Max”) and IPC Limited (the “Max Amalgamation Agreement”). Capitalized terms used herein and not otherwise defined shall have the same meaning as the terms used in the proxy statement.

The additional information set forth below includes financial and other information that updates information in the proxy statement. You should carefully consider the additional information set forth below in conjunction with the information in the proxy statement.

Additional Background Information

On May 12, 2009, Validus filed three preliminary proxy statements with the SEC related to the Scheme of Arrangement pursuant to which Validus would acquire all of the outstanding IPC Shares on the same economic terms as Validus’ proposed amalgamation offer which was publicly announced on March 31, 2009 (the “Initial Validus Amalgamation Offer”). Validus filed the three preliminary proxy statements with the SEC to, respectively, (i) solicit votes from IPC shareholders to approve the Scheme of Arrangement at a court-ordered IPC meeting, (ii) solicit requisitions from IPC shareholders to compel the board of directors of IPC to call the IPC special general meeting and (iii) solicit votes to approve certain proposals at the IPC special general meeting. On May 14, 2009, Validus filed an application to the Supreme Court of Bermuda to convene a court-ordered meeting of IPC shareholders to approve the Scheme of Arrangement. On May 19, 2009, the Court directed that Validus’ application be heard during the week of May 25, 2009.

On May 12, 2009, Validus also commenced an exchange offer for all of the outstanding IPC Shares on the same economic terms as the Initial Validus Amalgamation Offer and the Scheme of Arrangement (the “Exchange Offer”). On May 14, 2009, IPC filed with the SEC a Schedule 14D-9 in response to the Exchange Offer stating IPC’s board of directors’ recommendation that IPC’s shareholders reject the Exchange Offer and not tender their IPC Shares to Validus pursuant to the Exchange Offer.

On May 13, 2009, the Supreme Court of Bermuda denied Validus’ application to expedite the trial of Validus’ claim challenging the validity of the $50 million Max Termination Fee in the Max Amalgamation Agreement and the provisions therein which restrict the ability of IPC to discuss competing proposals with third parties.

On May 18, 2009, Validus delivered an increased offer to the IPC board of directors for the amalgamation of Validus and IPC. Under the increased offer, IPC shareholders will now receive $3.00 in cash and 1.1234 Validus Shares for each outstanding IPC Share. In connection with the offer letter, Validus delivered to IPC a proposed amendment to the Validus Agreement. Under the terms of the proposed amendment, among other matters, (i) the per share consideration to be paid to the holders of IPC Shares includes the revised exchange ratio and the addition of $3.00 in cash, less any applicable withholding taxes and without interest, (ii) IPC is permitted to declare and pay a one-time dividend to the holders of its shares in an aggregate amount not to exceed any reduction in the Max Termination Fee and (iii) IPC and its subsidiaries and their respective personnel and representatives may, if IPC’s board of directors concludes in good faith that such action is required in order for IPC’s directors to comply with fiduciary duties under applicable law, and if IPC complies with certain notification and confidentiality requirements, participate or otherwise engage in discussions with or provide confidential information or data relating to an acquisition proposal for IPC. On May 18, 2009, Validus also announced that it was amending the Exchange Offer and Scheme of Arrangement to reflect the increased amalgamation offer made to IPC.

On May 18, 2009, IPC issued a press release stating that it would, along with its legal and financial advisors, carefully review Validus’ revised amalgamation offer.

Unaudited Condensed Consolidated Pro Forma Financial Information

The following unaudited condensed consolidated pro forma financial information is intended to provide you with information about how the acquisition of IPC might have affected the historical financial statements of Validus if it had been consummated at an earlier time. The unaudited condensed consolidated pro forma financial information has been prepared using IPC’s publicly available financial statements and disclosures, without the benefit of inspection of IPC’s books and records. Therefore, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are not reflected in these unaudited condensed consolidated pro forma financial statements. The following unaudited condensed consolidated pro forma financial information does not necessarily reflect the financial position or results of operations that would have actually resulted had the acquisition occurred as of the dates indicated, nor should they be taken as necessarily indicative of the future financial position or results of operations of Validus.

The unaudited condensed consolidated pro forma financial information should be read in conjunction with Validus’ annual report on Form 10-K for the year ended December 31, 2008, Validus’ quarterly report on Form 10-Q for the three months ended March 31, 2009, IPC’s annual report on Form 10-K for the year ended December 31, 2008 and IPC’s quarterly report on Form 10-Q for the three months ended March 31, 2009, each as filed with the SEC. The unaudited condensed consolidated pro forma financial information gives effect to the proposed acquisition as if it had occurred at March 31, 2009 for the purposes of the unaudited consolidated pro forma balance sheet and at January 1, 2008 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and the three months ended March 31, 2009.

The unaudited condensed consolidated pro forma financial information relates to the acquisition by Validus of all of the issued and outstanding IPC Shares (the “Acquisition”) pursuant to the Validus Agreement (as amended on May 18, 2009), the Exchange Offer and subsequent second-step acquisition, the Scheme of Arrangement or otherwise for per share consideration equal to 1.1234 Validus Shares and $3.00 in cash (less any applicable withholding taxes and without interest).

The following table presents unaudited condensed consolidated pro forma balance sheet data at March 31, 2009 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Acquisition as if it had occurred at March 31, 2009.

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings Ltd.	Holdings Ltd.	adjustments	Notes	Consolidated

Assets
Fixed maturities, at fair value	$2,644,496	$1,772,805	$—		$4,417,301
Short-term investments, at fair value	282,363	—	—		282,363
Equity investments, at fair value	—	295,091	—		295,091
Cash and cash equivalents	535,798	122,070	(245,706)	3(a) 3(b), 4	412,162

Total investments and cash	3,462,657	2,189,966	(245,706)		5,406,917
Premiums receivable	600,943	199,241	(160)	3(e)	800,024
Deferred acquisition costs	143,510	23,302	—		166,812
Prepaid reinsurance premiums	59,510	3,585	(199)	3(e)	62,896
Securities lending collateral	99,727	—	—		99,727
Loss reserves recoverable	204,197	4,274	—		208,471
Paid losses recoverable	4,438	—	—		4,438
Net receivable for investments sold	—	—	—		—
Accrued investment income	20,511	27,907	—		48,418
Current taxes recoverable	1,244	—	—		1,244
Intangible assets	126,177	—	—		126,177
Goodwill	20,393	—	—		20,393
Other assets	19,491	4,810	—		24,301

Total assets	$4,762,798	$2,453,085	$(246,065)		$6,969,818

Liabilities
Unearned premiums	$795,233	$219,641	$(199)	3(e)	$1,014,675
Reserve for losses and loss expense	1,318,732	354,467	—		1,673,199
Reinsurance balances payable	66,180	4,483	(160)	3(e)	70,503
Deferred taxation	20,914	—	—		20,914
Securities lending payable	105,369	—	—		105,369
Net payable for investments purchased	57,434	—	—		57,434
Accounts payable and accrued expenses	71,650	25,020	—		96,670
Debentures payable	304,300	—	—		304,300

Total liabilities	2,739,812	603,611	(359)		3,343,064

Shareholders’ equity
Ordinary shares	13,271	561	10,547	3(a) 3(c) 3(d)	24,379
Additional paid-in capital	1,419,602	1,091,491	430,938	3(a) 3(c) 3(d)	2,942,031
Accumulated other comprehensive loss	(8,054)	(876)	876	3(d)	(8,054)
Retained earnings	598,167	758,298	(688,067)	3(b) 3(d) 3(f)	668,398

Total shareholders’ equity	2,022,986	1,849,474	(245,706)		3,626,754

Total liabilities and shareholders’ equity	$4,762,798	$2,453,085	$(246,065)		$6,969,818

Common shares outstanding	75,828,922	55,948,821	62,852,906		138,681,828
Common shares and common share equivalents outstanding	90,317,793	56,501,900	63,474,234		153,792,027
Book value per share	$26.68	$33.06		8	$26.15

Diluted book value per share	$24.65	$32.73		8	$24.90

Diluted tangible book value per share	$23.03	$32.73			$23.95

The following table sets forth unaudited condensed consolidated pro forma results of operations for the year ended December 31, 2008 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Acquisition as if it had occurred at January 1, 2008:

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings, Ltd.	Holdings, Ltd.	adjustments	Notes	Consolidated

Revenues
Gross premiums written	$1,362,484	$403,395	$(251)	3(e), 5	$1,765,628
Reinsurance premiums ceded	(124,160)	(6,122)	251	3(e)	(130,031)

Net premiums written	1,238,324	397,273	—		1,635,597
Change in unearned premiums	18,194	(9,906)	—		8,288

Net premiums earned	1,256,518	387,367	—		1,643,885
Net investment income	139,528	94,105	(9,731)	3(b)	223,902
Realized gain on repurchase of debentures	8,752	—	—		8,752
Net realized (losses) gains on investments	(1,591)	(168,208)	—		(169,799)
Net unrealized (losses) gains on investments	(79,707)	—	—		(79,707)
Other income	5,264	65	—		5,329
Foreign exchange gains (losses)	(49,397)	(1,848)	—		(51,245)

Total revenues	1,279,367	311,481	(9,731)		1,581,117
Expenses
Losses and loss expense	772,154	155,632	—	6	927,786
Policy acquisition costs	234,951	36,429	—		271,380
General and administrative expenses	123,948	20,689	—		144,637
Share compensation expense	27,097	5,625	—		32,722
Finance expenses	57,318	2,659	—		59,977

Total expenses	(1,215,468)	(221,034)	—		(1,436,502)

Income before taxes	63,899	90,447	(9,731)		144,615
Income tax expense	(10,788)	—	—		(10,788)

Income before taxes	$53,111	$90,447	$(9,731)		$133,827

Preferred dividend and warrant dividend	6,947	14,939	(14,939)	3(g)	6,947
Net income available to common shareholders	$46,164	$75,508	$5,208		$126,880

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	74,677,903	52,124,034	62,852,906		137,530,809
Diluted	75,819,413	59,301,939	63,474,234		139,293,647
Basic earnings per share	$0.62	$1.45		7	$0.92

Diluted earnings per share	$0.61	$1.45		7	$0.91

The following table sets forth unaudited condensed consolidated pro forma results of operations for the three months ended March 31, 2009 (expressed in thousands of U.S. dollars, except share and per share data) giving effect to the Acquisition as if it had occurred at January 1, 2008:

	Historical		Pro Forma
	Validus	Historical IPC	Purchase		Pro Forma
	Holdings Ltd.	Holdings Ltd.	adjustments	Notes	Consolidated

Revenues
Gross premiums written	$609,892	$234,610	$(265)	3(e), 5	$844,237
Reinsurance premiums ceded	(72,512)	(3,154)	265	3(e)	(75,401)

Net premiums written	537,380	231,456	—		768,836
Change in unearned premiums	(218,621)	(132,748)	—		(351,369)

Net premiums earned	318,759	98,708	—		417,467
Net investment income	26,772	21,866	(1,953)	3(b)	46,685
Realized gain on repurchase of debentures	—	—	—		—
Net realized (losses) gains on investments	(23,421)	(35,572)	—		(58,993)
Net unrealized (losses) gains on investments	22,153	—	—		22,153
Other income	757	7	—		764
Foreign exchange gains (losses)	(4,200)	(3,146)	—		(7,346)

Total revenues	340,820	81,863	(1,953)		420,730
Expenses
Losses and loss expense	131,834	39,109	—	6	170,943
Policy acquisition costs	61,449	9,838	—		71,287
General and administrative expenses	38,079	21,792	(13,800)	3(b)	46,071
Share compensation expense	7,354	2,489	—		9,843
Finance expenses	7,723	383	—		8,106

Total expenses	(246,439)	(73,611)	13,800		(306,250)

Income before taxes	94,381	8,252	11,847		114,480
Income tax credit	526	—	—		526

Income after taxes	$94,907	$8,252	$11,847		$115,006

Preferred dividend and warrant dividend	1,736	—	—		1,736

Net income available to common shareholders	$93,171	$8,252	$11,847		$113,270

Earnings per share
Weighted average number of common shares and common share equivalents outstanding
Basic	75,744,577	55,903,740	62,852,906		138,597,483
Diluted	79,102,643	55,916,256	63,474,234		142,576,877
Basic earnings per share	$1.23	$0.15		7	$0.82

Diluted earnings per share	$1.20	$0.15		7	$0.81

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited)
(Expressed in thousands of U.S. dollars, except share and per share data)

1.	Basis of Presentation

The unaudited condensed consolidated pro forma financial information gives effect to the Acquisition as if it had occurred at March 31, 2009 for the purposes of the unaudited condensed consolidated pro forma balance sheet and at January 1, 2008 for the purposes of the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and three months ended March 31, 2009. The unaudited condensed consolidated pro forma financial information has been prepared by Validus’ management and is based on Validus’ historical consolidated financial statements and IPC’s historical consolidated financial statements. Certain amounts from IPC’s historical consolidated financial statements have been reclassified to conform to the Validus presentation. The unaudited condensed consolidated pro forma financial statements have been prepared using IPC’s publicly available financial statements and disclosures, without the benefit of inspection of IPC’s books and records or discussion with the IPC management team. Therefore, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are not reflected in these unaudited condensed consolidated pro forma financial statements. Additional reclassifications of IPC data to conform to the Validus presentation may also be required.

This unaudited condensed consolidated pro forma financial information is prepared in conformity with US GAAP. The unaudited condensed consolidated pro forma balance sheet as of March 31, 2009 and the unaudited condensed consolidated pro forma statements of operations for the year ended December 31, 2008 and the three months ended March 31, 2009 have been prepared using the following information:

(a) Audited historical consolidated financial statements of Validus as of December 31, 2008 and for the year ended December 31, 2008;

(b) Audited historical consolidated financial statements of IPC as of December 31, 2008 and for the year ended December 31, 2008;

(c) Unaudited historical consolidated financial statements of Validus as of March 31, 2009 and for the three months ended March 31, 2009;

(d) Unaudited historical consolidated financial statements of IPC as of March 31, 2009 and for the three months ended March 31, 2009;

(e) Such other known supplementary information as considered necessary to reflect the Acquisition in the unaudited condensed consolidated pro forma financial information.

The pro forma adjustments reflecting the Acquisition of IPC under the purchase method of accounting are based on certain estimates and assumptions. The unaudited condensed consolidated pro forma adjustments may be revised as additional information becomes available. The actual adjustments upon consummation of the Acquisition and the allocation of the final purchase price of IPC will depend on a number of factors, including additional financial information available at such time, changes in values and changes in IPC’s operating results between the date of preparation of this unaudited condensed consolidated pro forma financial information and the effective date of the Acquisition. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the differences may be material. Validus’ management believes that its assumptions provide a reasonable basis for presenting all of the significant effects of the transactions contemplated based on information available to Validus at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited condensed consolidated pro forma financial information.

The unaudited condensed consolidated pro forma financial information does not include any financial benefits, revenue enhancements or operating expense efficiencies arising from the Acquisition. In addition, the unaudited condensed consolidated pro forma financial information does not include any additional expenses that may result from the IPC Acquisition. Estimated costs of the transaction as well as the benefit of the negative goodwill have

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

been reflected in the unaudited condensed consolidated pro forma balance sheets, but have not been included on the pro forma income statement due to their non-recurring nature.

The unaudited condensed consolidated pro forma financial information is not intended to reflect the results of operations or the financial position that would have resulted had the Acquisition been effected on the dates indicated and if the companies had been managed as one entity. The unaudited condensed consolidated pro forma financial information should be read in conjunction with Validus’ annual report on Form 10-K for the year ended December 31, 2008, Validus’ quarterly report on Form 10-Q for the three months ended March 31, 2009, IPC’s annual report on Form 10-K for the year ended December 31, 2008 and IPC’s quarterly report on Form 10-Q for the three months ended March 31, 2009, each as filed with the SEC.

2.	Recent Accounting Pronouncements

In December 2007, the FASB issued Statement No. 141(R), “Business Combinations” (“FAS 141(R)”) and No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“FAS 160”) which are effective for business combinations for which the Acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. On April 1, 2009 the FASB finalized and issued FSP FAS 141(R)-1 which amended and clarified FAS 141 (R) and is effective for business combinations whose Acquisition date is on or after January 1, 2009.

FSP FAS 141(R)-1 has amended FAS 141(R)’s guidance on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets acquired and liabilities assumed in a business combination that arise from contingencies.

Significant changes arising from FAS 141 (R) and FSP FAS 141(R)-1 which will impact any future acquisitions include the determination of the purchase price and treatment of transaction expenses, restructuring charges and negative goodwill as follows:

•	Purchase Price — Under FAS 141(R), the purchase price is determined as of the acquisition date, which is the date that the acquirer obtains control. Previously, the date the business combination was announced was used as the effective date in determining the purchase price;

•	Transactions Expenses — Under FAS 141(R), all costs associated with purchase transactions must be expensed as incurred. Previously, all such costs could be capitalized and included as part of transaction purchase price, adding to the amount of goodwill recognized;

•	Restructuring Costs — Under FAS 141(R), expected restructuring costs are not recorded at the closing date, but rather after the transaction. The only costs to be included as a liability at the closing date are those for which an acquirer is obligated at the time of the closing. Previously, restructuring costs that were planned to occur after the closing of the transaction were recognized and recorded at the closing date as a liability;

•	Negative Goodwill/Bargain Purchases — Under FAS 141(R), where total fair value of net assets acquired exceeds consideration paid (creating “negative goodwill”), the acquirer will record a gain as a result of the bargain purchase, to be recognized through the income statement at the close of the transaction. Previously, negative goodwill was recognized as a pro rata reduction of the assets assumed to allow the net assets acquired to equal the consideration paid; and

•	Noncontrolling Interests — Under FAS 141(R), in a partial or step acquisition where control is obtained, 100% of goodwill and identifiable net assets are recognized at fair value and the noncontrolling (sometimes called minority interest) interest is also recorded at fair value. Previously, in a partial acquisition only the controlling interest’s share of goodwill was recognized, the controlling interest’s share of identifiable net assets was recognized at fair value and the noncontrolling interest’s share of identifiable net assets was recognized at carrying value. Under FAS 160, a noncontrolling interest is now recognized in the equity

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

section, presented separately from the controlling interest’s equity. Previously, noncontrolling interest in general was recorded in the mezzanine section.

3.	Purchase Adjustments

On April 30, 2009, Validus announced a three-part plan to acquire IPC. The three-part plan, involves (1) soliciting IPC shareholders to vote against the Proposed Max Amalgamation, (2) commencing an Exchange Offer for all IPC Shares (followed by a second-step acquisition pursuant to Section 102 or 103 of the Companies Act) and (3) petitioning the Supreme Court of Bermuda to approve a Scheme of Arrangement under Bermuda law. If the Acquisition is consummated, former IPC shareholders will no longer have any ownership interest in IPC and will be shareholders of Validus. Validus intends, promptly following the Scheme of Arrangement or Exchange Offer and the second-step acquisition, to amalgamate IPC with a newly-formed, wholly-owned subsidiary of Validus in accordance with Section 107 of the Companies Act.

On May 18, 2009, Validus announced that it delivered an improved offer to the Board of Directors of IPC for the amalgamation of Validus and IPC. Under the improved offer, IPC shareholders will receive $3.00 in cash and 1.1234 Validus Shares for each IPC Share. The improved offer provides IPC shareholders with a total consideration of $30.14 per IPC share based on Validus’ closing price on May 15, 2009.

In connection with the Acquisition, transaction costs currently estimated at $40,000 will be incurred and expensed. Of this amount, $20,000 relates to Validus expenses and $20,000 is our estimate of IPC’s expenses based on the IPC/Max S-4. In addition, upon termination of the Max Amalgamation Agreement, the Max Termination Fee will be incurred and expensed. The data in the following sentence is taken from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IPC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009, where such disclosure was not made in “thousands of U.S. dollars,” and the data has been reproduced here as it was originally presented. Approximately $13.8 million of expenses, including legal and financial advisory services, were associated with IPC’s strategic initiatives designed to increase shareholder value and which resulted in the Agreement and Plan of Amalgamation with Max. Therefore, Validus is estimating that approximately $13,800 of the estimated $40,000 total transaction costs have been incurred and expensed by IPC in the three months ended March 31, 2009.

As discussed above, these pro forma purchase adjustments are based on certain estimates and assumptions made as of the date of the unaudited condensed consolidated pro forma financial information. The actual adjustments will depend on a number of factors, including changes in the estimated fair value of net balance sheet assets and operating results of IPC between March 31, 2009 and the effective date of the Acquisition. Validus expects to make such adjustments at the effective date of the Acquisition. These adjustments are likely to be different from the adjustments made to prepare the unaudited condensed consolidated pro forma financial information and such differences may be material.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

The share prices for both Validus and IPC used in determining the preliminary estimated purchase price are based on the closing share prices on May 15, 2009 (the date immediately preceding the filing of this proxy statement). The preliminary total purchase price is calculated as follows:

Calculation of Total Purchase Price
IPC Shares outstanding as of May 8, 2009	55,948,821
IPC Shares issued pursuant to option exercises	3,804
IPC Shares issued following vesting of restricted shares, RSUs and PSUs	549,275

Total IPC Shares and Share Equivalents prior to transaction	56,501,900
Exchange ratio	1.1234

Total Validus Shares to be issued	63,474,234
Validus closing share price on May 15, 2009	$24.16

Total value of Validus Shares to be issued	$1,533,537

Total cash consideration paid at $3.00 per IPC share	$169,506

Total purchase price	$1,703,043

The allocation of the purchase price is as follows:

Allocation of Purchase Price
IPC shareholders’ equity(b)	$1,849,474
Total purchase price(a)	$1,703,043

Negative goodwill (a — b)	$146,431

(a)	In connection with the Acquisition, 63,474,234 shares are expected to be issued for all of IPC’s common shares, common shares issued pursuant to option exercises, and common shares issued following vesting of restricted shares, RSUs and PSUs resulting in additional share capital of $11,108 and Additional Paid-In Capital of $1,522,429. In addition, cash consideration of $3.00 per IPC share, or $169,506 in total, is expected to be paid to IPC shareholders.

(b)	It is expected that total transaction costs currently estimated at $40,000 and the Max termination fee of $50,000 will be incurred and expensed by the consolidated entity. Based on an expected investment return of 3.75% per annum, investment income of $9,731 would have been foregone during the year end December 31, 2008 had these payments of $259,506 been made.

The data in the following sentence is taken from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IPC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009, where such disclosure was not made in “thousands of U.S. dollars,” and the data has been reproduced here as it was originally presented. Approximately $13.8 million of expenses, including legal and financial advisory services, were associated with IPC’s strategic initiatives, designed to increase shareholder value, and which resulted in the Agreement and Plan of Amalgamation with Max. Therefore, Validus is estimating that approximately $13,800 of the estimated $40,000 total transaction costs have been incurred and expensed by IPC in the three months ended March 31, 2009. These expenses have been eliminated from the unaudited condensed consolidated pro forma results of operations for the three months ended March 31, 2009. In addition, an adjustment of $76,200 was recorded to cash and to retained earnings as at March 31, 2009 to reflect the remaining transaction costs and Max termination fee. Based on an expected investment return of 3.18% per annum, investment income of $1,953 would have been foregone during the three months ended March 31, 2009 had these remaining payments of $245,706 been made.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

(c)	Employees of IPC hold 427,000 options to purchase IPC’s Ordinary shares. These options would vest upon a change in control, and would be exercisable. The exercise price range of these options is from $13 to $49, with a weighted average of $34.68. It is expected that 3,804 net shares would be issued upon exercise of these options.

(d)	Elimination of IPC’s Ordinary shares of $561, Additional Paid in Capital of $1,091,491, Accumulated Other Comprehensive Loss of $876 and Retained Earnings of $758,298.

(e)	A related party balance of $265 for the three months ended March 31, 2009 and $251 for the year ended December 31, 2008 representing reinsurance ceded to IPC by Validus was eliminated from gross premiums written and reinsurance ceded. Corresponding prepaid reinsurance premiums and unearned premiums of $199 and premiums receivable and reinsurance balances payable of $160 have been eliminated from the pro forma balance sheet.

(f)	The unaudited condensed consolidated pro forma financial statements have been prepared using IPC’s publicly available financial statements and disclosures, without the benefit of inspection of IPC’s books and records. Therefore, the carrying value of assets and liabilities in IPC’s financial statements are considered to be a proxy for fair value of those assets and liabilities, with the difference between the net assets and the total purchase price considered to be negative goodwill. In addition, certain pro forma adjustments, such as recording fair value of assets and liabilities and adjustments for consistency of accounting policy, are not reflected in these unaudited pro forma consolidated financial statements. In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement No. 141(R), Business Combinations (“FAS 141(R)”) This Statement defines a bargain purchase as a business combination in which the total Acquisition-date fair value of the identifiable net assets acquired exceeds the fair value of the consideration transferred plus any noncontrolling interest in the acquiree, and it requires the acquirer to recognize that excess in earnings as a gain attributable to the acquirer. Negative goodwill of $146,431 has been recorded as a credit to retained earnings as upon completion of the Acquisition negative goodwill will be treated as a gain in the consolidated statement of operations.

(g)	On November 15, 2008, IPC’s 9,000,000 Series A Mandatory Convertible preferred shares automatically converted pursuant to their terms into 9,129,600 common shares. Therefore, dividends of $14,939 on these preferred shares of IPC have been eliminated from the unaudited pro forma results of operations for the year ended December 31, 2008.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

4.	Adjustments to cash and cash equivalents

The IPC amalgamation will result in the payment of cash and cash equivalents by IPC of $56,200 and by Validus of $189,506.

The unaudited condensed consolidated pro forma statements of operations reflect the impact of these reductions in cash and cash equivalents. Actual transaction costs may vary from such estimates which are based on the best information available at the time the unaudited condensed consolidated pro forma financial information was prepared.

For purposes of presentation in the unaudited condensed consolidated pro forma financial information, the sources and uses of funds of the acquisition are as follows:

Sources of funds
IPC cash and cash equivalents	$56,200
Validus cash and cash equivalents	189,506

Total	$245,706

Uses of funds
Cash consideration for IPC shares	$169,506
IPC transaction costs	6,200
Validus transaction costs	20,000
Max termination fee	50,000

Total	$245,706

5.	Gross Premiums Written

IPC did not disclose gross premiums written by class of business in its Quarterly Report on Form 10-Q for the three months ended March 31, 2009. Therefore, a table of gross premiums written by Validus, IPC and pro forma combined cannot be presented.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

The following table sets forth the gross premiums written for the year ended December 31, 2008 by Validus, IPC and pro forma combined:

Validus Re	Validus	IPC(a)	Purchase Adjustments	Combined

Property Cat XOL(b)	$328,216	$333,749	$—	$661,965
Property Per Risk XOL	54,056	10,666	—	64,722
Property Proportional(c)	110,695	—	—	110,695
Marine	117,744	—	—	117,744
Aerospace	39,323	18,125	(151)	57,297
Life and A&H	1,009	—	—	1,009
Financial Institutions	4,125	—	—	4,125
Other	—	8,318	(100)	8,218
Terrorism	25,502	—	—	25,502
Workers’ Comp	7,101	—	—	7,101

Total Validus Re Segment	687,771	370,858	(251)	1,058,378

Talbot
Property	152,143	—	—	152,143
Marine	287,694	—	—	287,694
Aviation & Other	40,028	—	—	40,028
Accident & Health	18,314	—	—	18,314
Financial Institutions	42,263	—	—	42,263
War	128,693	—	—	128,693
Contingency	22,924	—	—	22,924
Bloodstock	16,937	—	—	16,937

Total Talbot Segment	708,996	—	—	708,996

Intersegment revenue
Property	(21,724)	—	—	(21,724)
Marine	(8,543)	—	—	(8,543)
Specialty	(4,016)	—	—	(4,016)

Total Intersegment Revenue Eliminated	(34,283)	—	—	(34,283)

Adjustments for reinstatement premium	—	32,537	—	32,537

Total	$1,362,484	$403,395	$(251)	$1,765,628

(a)	For IPC, this includes annual (deposit) and adjustment premiums. Excludes reinstatement premiums of $32,537 which are not classified by class of business by IPC.

(b)	For Validus, Cat XOL is comprised of Catastrophe XOL, Aggregate XOL, RPP, Per Event XOL, Second Event and Third Event covers. For IPC, this includes Catastrophe XOL and Retrocessional.

(c)	Proportional is comprised of Quota Share and Surplus Share.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

6.	Selected Ratios

Selected ratios of Validus, IPC and pro forma combined are as follows:

	Year Ended			Three Months Ended
	December 31, 2008			March 31, 2009
			Pro forma			Pro forma
	Validus	IPC	combined	Validus	IPC	combined

Losses and loss expenses ratios	61.5%	40.2%	56.4%	41.4%	39.6%	40.9%
Policy acquisition costs ratios	18.7	9.4	16.5	19.3	10.0	17.1
General and administrative cost ratios	12.0	6.8	10.8	14.3	24.6	13.4

Combined ratio	92.2%	56.4%	83.7%	75.0%	74.2%	71.4%

(a)	Factors affecting the losses and loss expense ratio for the year ended December 31, 2008

Validus’ losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the year ended December 31, 2008 was 61.5%. During the year ended December 31, 2008, the frequency and severity of worldwide losses that materially affected Validus’ losses and loss expense ratio increased. During the year ended December 31, 2008, Validus incurred $260,567 and $22,141 of loss expense attributable to Hurricanes Ike and Gustav, which represent 20.7 and 1.8 percentage points of the losses and loss expense ratio, respectively. Other notable loss events added $45,895 of 2008 loss expense or 3.7 percentage points of the losses and loss expense ratio bringing the total effect of aforementioned events on the 2008 losses and loss expense ratio to 26.2 percentage points. Favorable loss development on prior years totaled $69,702. Favorable loss reserve development benefited Validus’ losses and loss expense ratio for the year ended December 31, 2008 by 5.5 percentage points.

The data in the following paragraph is taken from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IPC’s Annual Report on Form 10-K for the year ended December 31, 2008. Such disclosure was not made in “thousands of U.S. dollars,” and the data has been reproduced here as it was originally presented.

IPC’s losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the year ended December 31, 2008 was 40.2%. IPC incurred net losses and loss adjustment expenses of $155.6 million for the year ended December 31, 2008. Total net losses for the year ended December 31, 2008 relating to the current year were $206.6 million, while reductions to estimates of ultimate net loss for prior year events were $50.9 million. During 2008, IPC’s incurred losses included: $23.0 million from the Alon Refinery explosion in Texas, a storm that affected Queensland, Australia, and Windstorm Emma that affected parts of Europe, which all occurred in the first quarter of 2008; $10.5 million from the flooding in Iowa in June and tornadoes that affected the mid-west United States in May 2008; together with $160.0 million from Hurricane Ike and $7.6 million from Hurricane Gustav, which both occurred in September 2008. The impact on IPC’s 2008 losses and loss expense ratio from these events was 51.9 percentage points. The losses from these events were partly offset by reductions to IPC’s estimates of ultimate loss for a number of prior year events, including $11.0 million for Hurricane Katrina, $18.6 million for the storm and flooding that affected New South Wales, Australia in 2007 and $22.8 million for the floods that affected parts of the U.K. in June and July 2007. The cumulative $52.4 million of favorable loss reserve development benefited the IPC’s losses and loss expense ratio for the year ended December 31, 2008 by 13.5 percentage points.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

(b)	Factors affecting the losses and loss expense ratio for the three months ended March 31, 2009

Validus’ losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the three months ended March 31, 2009, was 41.4%. During the three months ended March 31, 2009, Validus incurred $6,889 and $6,625 of loss expense attributable to Windstorm Klaus and Australian wildfires, respectively, which represent 2.2 and 2.1 percentage points of the losses and loss expense ratio, respectively. Favorable loss development on prior years totaled $8,079. Favorable loss reserve development benefited Validus’ losses and loss expense ratio for the months ended March 31, 2009 by 2.5 percentage points.

The data in the following paragraph is taken from “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in IPC’s Quarterly Report on Form 10-Q for the three months ended March 31, 2009. Such disclosure was not made in “thousands of U.S. dollars,” and the data has been reproduced here as it was originally presented.

IPC’s losses and loss expense ratio, which is defined as losses and loss expenses divided by net premiums earned, for the three months ended March 31, 2009, was 39.6%. In the quarter ended March 31, 2009, IPC incurred net losses and loss adjustment expenses of $39.1 million, compared to $5.3 million in the first quarter of 2008. Net losses incurred in the first quarter of 2009 included $15.0 million from Winter Storm Klaus that affected southern France and $13.3 million from the bushfires in south eastern Australia, as well as net adverse development to their estimates of ultimate losses for several prior year events. The impact on IPC’s losses and loss expense ratio from these events was 28.7 percentage points.

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

7.	Earnings per Common Share

(a) Pro forma earnings per common share for the year ended December 31, 2008 and the three months ended March 31, 2009 have been calculated based on the estimated weighted average number of common shares outstanding on a pro forma basis, as described in 7(b) below. The historical weighted average number of common shares outstanding of Validus was 74,677,903 and 75,819,413 basic and diluted, respectively, for the year ended December 31, 2008 and 75,744,577 and 79,102,643 basic and diluted, respectively, for the three months ended March 31, 2009.

(b) The pro forma weighted average number of common shares outstanding for the year ended December 31, 2008 and three months ended March 31, 2009, after giving effect to the exchange of shares as if the Exchange Offer had been issued and outstanding for the whole year, is 137,530,809 and 139,293,647, basic and diluted, and 138,597,483 and 142,576,877, basic and diluted, respectively.

(c) In the basic earnings per share calculation, dividends and distributions declared on warrants are deducted from net income. In calculating diluted earnings per share, we consider the application of the treasury stock method and the two-class method and which ever is more dilutive is included into the calculation of diluted earnings per share.

The following table sets forth the computation of basic and diluted earnings per share for the three months ended March 31, 2009:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated

Net income	$94,907	$115,006

Weighted average shares — basic ordinary shares outstanding	75,744,577	138,597,483
Share Equivalents	—	—
Warrants	2,307,094	2,307,094
Restricted Shares	683,468	1,300,523
Options	367,504	371,777

Weighted average shares — diluted	79,102,643	142,576,877
Basic earnings per share	$1.23	$0.82

Diluted earnings per share	$1.20	$0.81

The following table sets forth the computation of basic and diluted earnings per share for the year ended December 31, 2008:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated

Net income	$46,164	$126,880

Weighted average shares — basic ordinary shares outstanding	74,677,903	137,530,809
Share equivalents
Warrants	—	—
Restricted Shares	1,004,809	1,621,864
Options	136,701	140,974

Weighted average shares — diluted	75,819,413	139,293,647
Basic earnings per share	$0.62	$0.92

Diluted earnings per share	$0.61	$0.91

Validus Holdings, Ltd.

Notes To Unaudited Condensed Consolidated Pro Forma Financial Statements (unaudited) — (Continued)
(Expressed in thousands of U.S. dollars, except share and per share data)

8.	Book Value per Share

Validus calculates diluted book value per share using the “as-if-converted” method, where all proceeds received upon exercise of warrants and stock options would be retained by Validus and the resulting common shares from exercise remain outstanding. In its public records, IPC calculates diluted book value per share using the “treasury stock” method, where proceeds received upon exercise of warrants and stock options would be used by IPC to repurchase shares from the market, with the net common shares from exercise remaining outstanding. Accordingly, for the purposes of the Pro Forma Condensed Consolidated Financial Statements and notes thereto, IPC’s diluted book value per share has been recalculated based on the “as-if-converted” method to be consistent with Validus’ calculation.

The following table sets forth the computation of book value and diluted book value per share adjusted for the Acquisition as of March 31, 2009:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated
Book value per common share calculation
Total shareholders’ equity	$2,022,986	$3,626,754
Shares	75,828,922	138,681,828

Book value per common share	$26.68	$26.15

Diluted book value per common share calculation
Total Shareholders’ equity	$2,022,986	$3,626,754
Proceeds of assumed exercise of outstanding warrants	$152,316	$152,316
Proceeds of assumed exercise of outstanding stock options	$50,969	$50,969
Unvested restricted shares	—	—

	$2,226,271	$3,830,039

Shares	75,828,922	138,681,828
Warrants	8,680,149	8,680,149
Options	2,795,868	2,800,141
Unvested restricted shares	3,012,854	3,629,909

	90,317,793	153,792,027

Diluted book value per common share	$24.65	$24.90

9.	Capitalization

The following table sets forth the computation of debt to total capitalization and debt (excluding debentures payable) to total capitalization at March 31, 2009, adjusted for the Acquisition:

	Historical
	Validus	Pro Forma
	Holdings	Consolidated
Total debt
Borrowings drawn under credit facility	$—	$—
Debentures payable	304,300	304,300

Total debt	$304,300	$304,300

Total capitalization
Total shareholders’ equity	$2,022,986	$3,626,754
Borrowings drawn under credit facility	—	—
Debentures payable	304,300	304,300

Total capitalization	$2,327,286	$3,931,054

Total debt to total capitalization	13.1%	7.7%
Debt (excluding debentures payable) to total capitalization	0.0%	0.0%